UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on February 01, 2018

On February 1st, 2018, at 9 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members, to decide on the following Agenda:

(a) To Elect, for a complementary term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers, as Officers without specific designation: Mr. Carlos Aguiar Neto, Brazilian citizen, married, engineer, bearer of the identity card RG nº 19129986 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 153.127.368-80; Mrs. Claudenice Lopes Duarte, Brazilian citizen, divorced, journalist, bearer of the identity card RG nº 22.124.037-8 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 116.689.928-41; Mrs. Germanuela de Almeida de Abreu, Venezuelan, divorced, economist, bearer of the identity card RNE nº V331832-X, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 057.546.967-60; Mr. Gustavo Alejo Viviani, Argentine, married, economist, bearer of the identity card RNE nº W043215-H, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 213.003.878-66; Mr. José Teixeira de Vasconcelos Neto, Brazilian citizen, married, banker, bearer of the identity card RG nº 393.801-2 SSP/PE, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 848.193.164-00; Mr. Rodrigo Cury, Brazilian citizen, married, banker, bearer of the identity card RG nº 23.263.228-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 251.503.478-09; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP; and

(a) To Elect, in accordance with article 14, §6º, of the Company's Bylaws, as member of the Risk and Compliance Committee of Santander Conglomerate, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Mr. René Luiz Grande, Brazilian citizen, married, economist, bearer of the identity card RG nº 6.309.316-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 583.893.348-87, with office at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP.

It was registered in the minutes that:

[Free English Translation]

(i) The matters discussed above have been assessed and had your recommended approval by the Company's Nomination and Governance Committee;

(ii) Mr. René Luiz Grande fulfill the independence requirements pursuant to the article 45 §5º of CMN Resolution nº 4.557 of February 23, 2017 and declared he is not involved in crime provided for in the law that would prevent him from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law; and

(iii) The Officers without specific designation just elected represent that they are not forbidden by law to perform the activities proper to their offices, according to the certificate filed at the Company´s headquarters, and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution (attached hereto), and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil.

The matter was discussed and approved by all the Directors.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, February 1st, 2018.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

 _______________________________________

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 1, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer